DUFF & PHELPS

CHYRONHEGO

Presentation to the Special Committee of the Board of Directors of ChyronHego Corporation

November 16, 2014

Duff & Phelps Disclaimer

- The following pages contain material that is being provided by Duff & Phelps, LLC ("Duff & Phelps") to the Special Committee (the "Special Committee") of the Board of Directors of ChyronHego Corporation ("ChyronHego" or the "Company") in the context of a meeting held to evaluate a Proposed Transaction (defined herein).
- The accompanying material was compiled on a confidential basis for the sole use and benefit of the Special Committee in connection with its evaluation of the Proposed Transaction and may not be distributed to any other party, publicly disclosed, or relied upon for any other purpose without the prior written consent of Duff & Phelps.
- Because this material was prepared for use in the context of an oral presentation to the Special Committee, which is familiar with the business and affairs of the Company, neither the Company nor Duff & Phelps, nor any of their respective legal or financial advisors or accountants, take any responsibility for the accuracy or completeness of any of the material if used by persons other than the Special Committee.
- The information utilized in preparing this presentation was obtained from the Company, its advisors and public sources. Any estimates and forecasts contained herein have been prepared by or based on discussions with the senior management of the Company and involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Duff & Phelps did not independently verify such information.
- These materials are not intended to represent an opinion but rather to serve as discussion materials for the Special Committee and as a summary of the basis upon which Duff & Phelps may render an opinion with respect to the Proposed Transaction. Nothing in these materials shall constitute an offer to sell or the solicitation of an offer to buy any securities described in these materials.
- None of the selected comparable public companies or selected M&A transactions used in our analysis is directly comparable to the Company or the Proposed Transaction.

Table of Contents

1. Executive Summary
2. Analysis
3. Conclusion

Appendix
1. Scope of Analysis
2. Assumptions, Qualifications and Limiting Conditions in our Opinion Letter
3. Supplemental Information

1. Executive Summary

Duff & Phelps' Engagement and Transaction Overview

Purpose of Engagement

- The Company has engaged Duff & Phelps to serve as an independent financial advisor to the Special Committee (solely in its capacity as such) to provide an opinion (the "Opinion") as of the date hereof as to the fairness, from a financial point of view, to the stockholders of the Company (other than any stockholders of the Company that, after consummation of the transactions contemplated by the Agreement (as defined below), will become stockholders of Vector CH Holdings (Cayman), L.P. ("Parent") or the Surviving Corporation (as defined below) (the "Rollover Holders") of the consideration to be received in the contemplated transaction described below (the "Proposed Transaction") (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Proposed Transaction

- The Proposed Transaction is a merger pursuant to an Agreement and Plan of Merger (the "Agreement") among the Company, Parent and CH Merger Sub, Inc. ("Merger Sub") that provides, among other things, for the merger of Merger Sub with and into the Company (the "Merger") with the Company continuing as the surviving corporation of the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"). As more fully set forth in the Agreement, each issued and outstanding share of common stock, par value $0.01 per share, of the Company ("Common Stock"), other than certain shares of Common Stock specified in the Agreement, will be converted at the effective time of the Merger into the right to receive $2.82 in cash (the "Per Share Merger Consideration"). Additionally, the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock entitled to vote thereon not owned, directly or indirectly, by Parent, Merger Sub, the Guarantors (as listed on Annex I of the Agreement) or Rollover Holders shall have been obtained in accordance with the New York Business Corporation Law, as amended. Furthermore, notwithstanding any other provision of the Agreement to the contrary, during the seven-week period after the date of execution of the Agreement (the "Go-Shop Period"), the Company and its subsidiaries and their respective directors, officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives shall have the right to directly or indirectly: (i) initiate, solicit and encourage or otherwise knowingly facilitate acquisition proposals (or offers, proposals, inquiries or indications of interest or other efforts or attempts that could potentially lead to acquisition proposals), including by way of providing access to non-public information pursuant to an acceptable confidentiality agreement; provided that the Company shall promptly provide to Parent any non-public information relating to the Company or its subsidiaries that is made available to any person given such access which was not previously provided to or made available to Parent; and (ii) enter into and maintain or continue discussions or negotiations with respect to potential acquisition proposals (or offers, proposals, inquiries or indications of interest or other efforts or attempts that could potentially lead to acquisition proposals), or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations. The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement.

Proposed Transaction Summary

- The implied enterprise value of ChyronHego based on the Per Share Merger Consideration of $2.82 is approximately $114.7 million.

Implied Transaction Value
($ in thousands, except per share data)

		Proposed Transaction	Current Price 11/14/2014	D&P Implied Range Low	-	High
Per Share Price		$2.82	$2.71	$2.04	-	$2.33
Shares Issued and Outstanding [1]		40,253	40,253	40,253		40,253
Implied Equity Value (Excluding Options)		$113,513	$109,086	$82,231	-	$93,973
Intrinsic Value of Options and Warrants [2]		6,495	5,817	2,506		3,901
Aggregate Equity Value		$120,008	$114,902	$84,737	-	$97,874
Less: Cash and Equivalents		($5,874)	($5,874)	($5,874)	-	($5,874)
Less: Present Value of Tax Benefits		(7,320)	(7,320)	(7,118)	-	(7,535)
Plus: Zxy Earn Out		1,205	1,205	1,181	-	1,229
Plus: Pension Liability (after-tax)		1,915	1,915	1,915	-	1,915
Plus: Non-controlling Interest		2,155	2,155	1,989	-	2,321
Plus: Debt		2,570	2,570	2,570	-	2,570
Implied Enterprise Value		$114,659	$109,553	$79,400	-	$92,500
Implied Multiples [3]						
LTM 9/14 Revenue	$60,796	1.89x	1.80x	1.31x	-	1.52x
2014 Revenue	62,066	1.85x	1.77x	1.28x	-	1.49x
LTM 9/14 Adjusted EBITDA	$7,771	14.8x	14.1x	10.2x	-	11.9x
2014 Adjusted EBITDA	9,575	12.0x	11.4x	8.3x	-	9.7x
2015 Adjusted EBITDA	11,895	9.6x	9.2x	6.7x	-	7.8x

(1) 40.3 million shares issued and outstanding at November 7, 2014.
(2) Valued at intrinsic value assuming vesting at change in control.
(3) LTM 9/14 and FY 2014 financials are pro forma for a full year impact of the Hego, WeatherOne and Zxy acquisitions.
Note: Cash and debt balances as of September 30, 2014.

Source: Capital IQ, Company management and Company SEC filings

Executive Summary

- The Per Share Merger Consideration of $2.82 is above the implied valuation range of $2.04 to $2.33 per share, and represents a 4.1% premium to the Company's 11/14/2014 closing share price of $2.71.



Proposed Per Share Merger Consideration of $2.82
$2.71 CHYR Share Price 11/14/14
Discounted Cash Flow Analysis
$2.00
$2.32
Selected Public Company / M&A Transaction Analysis
$2.09
$2.35
Concluded Valuation Range
$2.04
$2.33
$1.50
$1.70
$1.90
$2.10
$2.30
$2.50
$2.70
$2.90

2. Analysis

Stock Trading Analysis – Last Twelve Months



$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Share Price
May 2013
Chyron Corporation completed the acquisition of Hego AB
November 2013
ChyronHego entered into an Amended and Restated Loan and Security Agreement with Silicon Valley Bank
January 2014
ChyronHego presents at Noble Financial Capital Markets equity conference and Needham Growth equity conference
September 2013
CEO Michael Wellesley-Wesley has informed the board of directors of his plans to retire
December 2013
CFO Jerry Kieliszak has informed the board of directors of his plans to retire
April 2014
ChyronHego completed the acquisition of Zxy Sports Tracking AS
July 2014
ChyronHego completed the acquisition of Metaphor AS
Offer Price Premium Relative To:
Price
Premium
Current (11/14/14) $2.71 4.1%
30-Day VWAP $2.57 9.5%
60-Day VWAP $3.00 (5.9%)
90-Day VWAP $2.91 (3.0%)
52-Week Average Closing Price $2.46
52-Week High Closing Price $3.70
52-Week Low Closing Price $1.64
1,600
1,400
1,200
1,000
800
600
400
200
0
Volume (thousands)
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14
Feb-14
Mar-14
Apr-14
May-14
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Volume
Share Price
Offer Price: $2.82

ChyronHego Corp. - Historical Daily Trading Volume (in thousands)

One-Month Average	61.9	**Three-Month Average**	140.6	**Six-Month Average**	91.7
% of Shares Outstanding	0.2%	% of Shares Outstanding	0.3%	% of Shares Outstanding	0.2%
% of Float	0.3%	% of Float	0.7%	% of Float	0.4%

Source: Capital IQ, Bloomberg and Company SEC filings

Historical and Forecasted Financial Summary

Financial Performance Summary [1]
($ in thousands)

			Management Projections									
	2013PF	LTM 9/14	2014E	2015P	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P
Revenue	$56,281	$60,796	$62,066	$68,683	$77,096	$85,161	$91,944	$98,120	$103,389	$107,623	$111,659	$115,567
% growth	--	*n/a*	*10.3%*	*10.7%*	*12.2%*	*10.5%*	*8.0%*	*6.7%*	*5.4%*	*4.1%*	*3.8%*	*3.5%*
Gross Profit (excluding Depreciation)	$37,597	$40,927	$42,751	$46,188	$51,657	$56,898	$61,431	$65,557	$69,077	$71,906	$74,603	$77,214
% margin	*66.8%*	*67.3%*	*68.9%*	*67.2%*	*67.0%*	*66.8%*	*66.8%*	*66.8%*	*66.8%*	*66.8%*	*66.8%*	*66.8%*
EBITDA	$6,063	$7,024	$8,790	$11,110	$13,277	$14,791	$15,969	$17,042	$17,957	$18,692	$19,393	$20,072
% margin	*10.8%*	*11.6%*	*14.2%*	*16.2%*	*17.2%*	*17.4%*	*17.4%*	*17.4%*	*17.4%*	*17.4%*	*17.4%*	*17.4%*
Plus: Excess PubCo Cost Savings	$634	$747	$785	$785	$785	$785	$847	$904	$953	$992	$1,029	$1,065
Adjusted EBITDA	$6,697	$7,771	$9,575	$11,895	$14,061	$15,576	$16,817	$17,946	$18,910	$19,684	$20,422	$21,137
% margin	*11.9%*	*12.8%*	*15.4%*	*17.3%*	*18.2%*	*18.3%*	*18.3%*	*18.3%*	*18.3%*	*18.3%*	*18.3%*	*18.3%*
% growth	--	*n/a*	*43.0%*	*24.2%*	*18.2%*	*10.8%*	*8.0%*	*6.7%*	*5.4%*	*4.1%*	*3.8%*	*3.5%*
Capital Expenditures	$1,989	$1,690	$1,417	$1,568	$1,760	$1,944	$2,098	$2,239	$2,360	$2,456	$2,548	$2,638
as % of Sales	*3.5%*	*2.8%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*	*2.3%*
Net Working Capital	($778)	$3,637	$3,999	$4,094	$4,540	$4,967	$5,363	$5,723	$6,030	$6,277	$6,513	$6,741
as % of Sales	*-1.4%*	*6.0%*	*6.4%*	*6.0%*	*5.9%*	*5.8%*	*5.8%*	*5.8%*	*5.8%*	*5.8%*	*5.8%*	*5.8%*

(1) FY 2013, LTM 9/14, and FY 2014 financials are pro forma for full year impact of the Hego, WeatherOne and Zxy acquisitions.

Source: Company SEC filings and Company management

Valuation Methodologies

- Discounted cash flow ("DCF") analysis
  - The DCF analysis determines the net present value of future free cash flows using a weighted average cost of capital for the discount rate.
  - Free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders.
- Selected Public Companies Analysis
  - Analyzed financial performance and trading multiples of selected public companies in the industry in which ChyronHego operates.
  - Compared ChyronHego's financial performance and other operating characteristics with those of the selected public companies.
  - Applied valuation multiples to ChyronHego's financial performance to indicate an enterprise value of ChyronHego.
- Selected M&A Transactions Analysis
  - Identified transactions involving the sale of a controlling interest in companies in selected M&A transactions for which information was publicly available.
  - Analyzed the implied valuation multiples paid (Enterprise Value/EBITDA and Enterprise Value/Revenue).

Discounted Cash Flow Analysis

- Duff & Phelps utilized and relied upon the high case financial forecast provided by ChyronHego management as well as discussions with ChyronHego management, a review of the Company's historical performance and other factors to develop the DCF analysis.
- Duff & Phelps estimated the Company's "terminal value" in 2023 using a perpetuity growth formula assuming a 3.5% terminal growth rate.
- Duff & Phelps discounted the resulting free cash flows and terminal value using discount rates ranging from 14.0% to 16.0% based on a weighted average cost of capital.
- The following is a summary of the forecasts provided by Company management utilized in the DCF analysis:
  - ChyronHego's revenue is projected to increase at a compound annual growth rate ("CAGR") of 7.5% over the ten-year period ending 2023.
  - ChyronHego's gross margin projected to decrease from 67.3% for LTM period ending September 30, 2014 to 66.8% by 2017.
  - Public company costs have been excluded from G&A expenses in order to estimate Adjusted EBITDA for a control investor in ChyronHego.
  - Adjusted EBITDA is projected to increase at a CAGR of 12.2% over the ten-year period ending 2023.
  - Blended corporate tax rate of 30.6% has been utilized in the DCF analysis. Tax benefits associated with the Company's NOLs and tax amortization are valued separately.

Discounted Cash Flow Analysis

- Based only on the DCF analysis, ChyronHego's implied enterprise value would be in the range of $77.3 million to $91.9 million, resulting in an implied per share value range of $2.00 to $2.32.

Discounted Cash Flow Analysis [1] [2]
($ in thousands)

		Management Projections						
	LTM 9/14	**2014E**	**2015P**	**2016P**	**2017P**	**2018P**	**2023P**	**10-Year CAGR**
Revenue	$60,796	$62,066	$68,683	$77,096	$85,161	$91,944	$115,567	7.5%
% growth	*n/a*	*10.3%*	*10.7%*	*12.2%*	*10.5%*	*8.0%*	*3.5%*	
Adjusted EBITDA	$7,771	$9,575	$11,895	$14,061	$15,576	$16,817	$21,137	12.2%
% margin	*12.8%*	*15.4%*	*17.3%*	*18.2%*	*18.3%*	*18.3%*	*18.3%*	
		10/14-12/14						
Earnings Before Interest and Taxes		$3,332	$10,351	$12,517	$14,032	$15,112	$18,753	
Pro Forma Taxes @ 30.6%		(1,018)	(3,164)	(3,826)	(4,289)	(4,619)	(5,732)	
Net Operating Profit After Tax		2,314	7,188	8,692	9,743	10,494	13,022	
Depreciation		$359	$1,544	$1,544	$1,544	$1,704	$2,384	
Capital Expenditures		(68)	(1,568)	(1,760)	(1,944)	(2,098)	(2,638)	
(Increase) Decrease in Working Capital		(362)	(95)	(446)	(427)	(396)	(228)	
Free Cash Flow		$2,243	$7,069	$8,030	$8,916	$9,704	$12,540	

Enterprise Value		**Low**	**Mid**	**High**
Terminal Growth Rate		3.5%	3.5%	3.5%
Weighted Average Cost of Capital		16.0%	15.0%	14.0%
Enterprise Value Range (Rounded)		$77,300	$84,000	$91,900
Implied Per Share Value Range		$2.00	$2.15	$2.32
Implied Enterprise Value Multiples				
LTM 9/14 Revenue	$60,796	1.27x	1.38x	1.51x
2014 Revenue	62,066	1.25x	1.35x	1.48x
LTM 9/14 Adjusted EBITDA	$7,771	9.9x	10.8x	11.8x
2014 Adjusted EBITDA	9,575	8.1x	8.8x	9.6x
2015 Adjusted EBITDA	11,895	6.5x	7.1x	7.7x

(1) Excludes forecasted public company costs
(2) LTM 9/14 and FY 2014 financials are pro forma for a full year impact of the Hego, WeatherOne and Zxy acquisitions.

Selected Public Companies / Selected M&A Transactions Analysis

- Selected Public Company Analysis
  - Duff & Phelps reviewed the current trading multiples of eight publicly traded companies that it deemed relevant to its analysis.
  - Duff & Phelps analyzed the LTM and projected revenue and EBITDA for each of the publicly traded companies.
  - Duff & Phelps analyzed the selected public companies' trading multiples of enterprise value to their respective EBITDA and revenue.
- Selected M&A Transactions Analysis
  - Duff & Phelps selected ten merger and acquisition transactions involving target companies that it deemed relevant to its analysis.
  - Duff & Phelps analyzed the implied enterprise value of each target company relative to its LTM revenue and LTM EBITDA.
- Duff & Phelps analyzed a number of factors in comparing ChyronHego to the selected public companies and the targets in the selected M&A transactions, including historical and forecasted growth in revenue and profits, profit margins and other characteristics that it deemed relevant.

None of the companies utilized for comparative purposes in the following analysis are directly comparable to ChyronHego, and none of the transactions utilized for comparative purposes in the following analysis are directly comparable to the Proposed Transaction. Duff & Phelps does not have access to nonpublic information related to any of the companies used for comparative purposes. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of ChyronHego.

Selected Public Companies Analysis

Selected Public Company Analysis

($ in millions, except per share data)

COMPANY INFORMATION	MARKET DATA			REVENUE GROWTH				EBITDA GROWTH			
Company Name	Stock Price on 11/14/14	% of 52-Wk High	Enterprise Value	3-YR CAGR	LTM	2014	2015	3-YR CAGR	LTM	2014	2015
Dalet S.A.	$7.50	79.9%	$26	12.9%	14.8%	NA	NA	14.7%	-35.8%	NA	NA
Dolby Laboratories, Inc.	43.46	92.6	3,529	0.0	5.6	-5.2	9.2	-11.6	8.2	-2.4	9.7
DTS Inc.	33.03	98.6	539	12.8	23.7	14.2	6.3	-9.9	112.7	63.3	11.4
EVS Broadcast Equipment S.A.	31.34	52.4	402	5.1	2.9	3.0	-5.3	-3.9	-5.4	-7.0	-16.7
Harmonic Inc.	6.79	88.0	501	3.0	-3.0	-7.6	0.9	-17.6	2.9	-28.7	127.5
Orad Hi Tec Systems Ltd.	2.85	100.0	24	3.0	21.7	-8.8	15.0	NM	NM	NM	59.0
SeaChange International Inc.	6.82	45.9	108	-5.5	-18.6	-13.4	11.0	-23.6	NM	NM	NM
VIZRT Ltd.	5.36	98.9	313	5.0	17.3	19.3	14.4	14.4	21.7	35.0	21.9
Mean		82.0%	680	4.5%	8.1%	0.2%	7.4%	-5.4%	17.4%	12.0%	35.5%
Median		90.3%	358	4.0%	10.2%	-5.2%	9.2%	-9.9%	5.6%	-2.4%	16.6%
ChyronHego (Management Projections)				NM	NM	10.3%	10.7%	NM	NM	43.0%	24.2%

COMPANY INFORMATION	EBITDA MARGIN			ENTERPRISE VALUE AS MULTIPLE OF				
Company Name	LTM	2014	2015	LTM EBITDA	2014 EBITDA	2015 EBITDA	LTM Revenue	2014 Revenue
Dalet S.A.	3.0%	NA	NA	17.5x	NA	NA	0.53x	NA
Dolby Laboratories, Inc.	34.3	35.3	35.5	10.7	11.0	10.0	3.68	3.88
DTS Inc.	24.3	24.5	25.6	15.2	15.4	13.8	3.70	3.77
EVS Broadcast Equipment S.A.	38.2	36.1	31.7	6.4	6.7	8.1	2.45	2.42
Harmonic Inc.	5.2	3.9	8.7	21.4	30.3	13.3	1.12	1.17
Orad Hi Tec Systems Ltd.	9.5	7.3	10.1	6.9	11.3	7.1	0.65	0.83
SeaChange International Inc.	-5.0	0.1	11.0	NM	NM	7.0	0.85	0.86
VIZRT Ltd.	20.6	21.9	23.4	10.9	9.8	8.0	2.26	2.14
Mean	16.3%	18.4%	20.9%	12.7x	14.1x	9.6x	1.90x	2.15x
Median	15.1%	21.9%	23.4%	10.9x	11.1x	8.1x	1.69x	2.14x
ChyronHego (Management Projections)	12.8%	15.4%	17.3%					

LTM = Latest Twelve Months
CAGR = Compounded Annual Growth Rate
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
Source: Bloomberg, Capital IQ, SEC filings

Selected M&A Transactions Analysis

Selected M&A Transaction Analysis
($ in millions)

Announced	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / Revenue	EV / EBITDA
11/10/2014	VIZRT Ltd.	Provides real-time 3D graphics, studio automation, sports analysis, and asset management tools for the broadcast industry.	Nordic Capital	$332.1	$138.6	$30.3	2.40x	11.0x
3/16/2014	Schawk Inc.	Provides brand development and brand deployment services related graphic services, brand and package strategy and design, digital promotion and advertising, and software.	Matthews International Corporation	$585.3	$442.6	$53.3	1.32x	11.0x
2/6/2014	Grass Valley USA, LLC	Designs, develops, manufactures, and markets television production and content distribution workflow solutions.	Miranda Technologies Inc.	$218.0	$290.0	$27.0	0.75x	8.1x
1/6/2014	Unicorn Media, Inc.	Provides cloud-based video ad insertion technology that enable companies to maximize Internet protocol video profitability	Brightcove, Inc.	$51.3	$5.7	NM	8.97x	NA
11/13/2013	Mosart Medialab AS	Designs and develops newscast automation application software for the tasks of controlling the production chain of news broadcasts in the United States	VIZRT Ltd.	$17.1	$5.4	NM	3.17x	NA
3/9/2013	Hego AB	Provides graphics and data visualization solutions for sports and broadcasting industries.	Chyron Corporation (nka:ChyronHego Corp.)	$30.3	$15.4	NM	1.97x	NA
11/8/2012	Advanced Inflight Alliance AG	Provides inflight entertainment services worldwide.	Global Eagle Acquisition Corp.	$155.2	$169.1	$19.4	0.92x	8.0x
6/4/2012	Miranda Technologies Inc.	Provides hardware and software solutions for television facilities in the United States, Canada, the United Kingdom, and internationally.	Belden CDT (Canada) Inc.	$320.8	$184.9	$35.6	1.74x	9.0x
12/22/2010	Sonic Solutions LLC	Offers development of products and services that enable the creation and management of digital media content across various technology platforms.	Rovi Corporation	$643.6	$103.5	NM	6.22x	NA
10/12/2009	Starent Networks, Corp.	Provides infrastructure hardware and software products and services that enable mobile operators to deliver multimedia services to their subscribers.	Cisco Systems, Inc.	$2,420.4	$308.1	$103.8	7.86x	23.3x
11/7/2007	Escenic AS	Provides Web publishing and content management solutions for professional publishers in sales, marketing, and media industries.	VIZRT Ltd.	$60.6	$8.7	NM	6.96x	NA
			Mean				3.84x	11.7x
			Median				2.40x	10.0x

Source: Capital IQ, Bloomberg and SEC filings

Selected Public Companies / Selected M&A Transactions Analysis

- Duff & Phelps took into consideration a number of factors in selecting valuation multiples for ChyronHego including size, historical and forecasted growth in revenue and profits, profit margins, and other characteristics that it deemed relevant.
- Based solely on the selected multiples presented in the table below, ChyronHego's implied enterprise value is in the range of $81.4 million to $93.1 million, resulting in an implied per share value range of $2.09 to $2.35.

Selected Public Company / M&A Transaction Analysis Summary
($ in thousands)

	Enterprise Valuation Multiples			Valuation Summary		
Metric	Public Company Range	Public Company Median	Transaction Median (1)	Selected Multiple Range	Company Performance	Enterprise Value Range
2014 Adjusted EBITDA	6.7x - 30.3x	11.1x	--	8.5x - 9.5x	$9,575	$81,385 - $90,960
2015 Adjusted EBITDA	7.0x - 13.8x	8.1x	--	7.0x - 8.0x	11,895	83,267 - 95,162
2014 Revenue	0.83x - 3.88x	2.14x	--	1.30x - 1.50x	62,066	80,686 - 93,099
				Enterprise Value Range (Rounded)		**$81,400 - $93,100**
				Implied Per Share Value Range		**$2.09 - $2.35**

Implied Enterprise Value Multiples

LTM 9/14 Revenue	$60,796	1.34x - 1.53x
2014 Revenue	62,066	1.31x - 1.50x
LTM 9/14 Adjusted EBITDA	$7,771	10.5x - 12.0x
2014 Adjusted EBITDA	9,575	8.5x - 9.7x
2015 Adjusted EBITDA	11,895	6.8x - 7.8x

(1) Transaction multiples were considered in the analysis but are not reflected in this column due to the utilization of projected 2014 and projected 2015 multiples as a result of the Hego AB acquisition in May 2013 and the lack of comparability between LTM 9/14 and LTM 9/13 results.

3.

Conclusion

Conclusion

- Based on our DCF analysis and selected public companies / selected M&A transactions analysis, Duff & Phelps estimated the enterprise value of the Company in the range of $79.4 million to $92.5 million.
- After subtracting debt, the intrinsic value of management options and warrants, pension liabilities (after-tax), Zxy earn-out payments, and non-controlling interest, and adding cash and the present value of tax benefits, the resulting per share value of the Company's common stock is in the range of $2.04 to $2.33.

Valuation Conclusion
($ in thousands, except per share values)

	Low	Mid	High
Enterprise Value			
Discounted Cash Flow Analysis	$77,300	$84,000	$91,900
Selected Public Company Analysis	81,400	87,250	93,100
Enterprise Value Conclusion	$79,400	$85,600	$92,500
Plus: Cash and Equivalents (1)	$5,874	$5,874	$5,874
Plus: Present Value of Tax Benefits	7,118	7,320	7,535
Less: Present Value of Zxy Earn-Out (2)	(1,181)	(1,205)	(1,229)
Less: Pension Liability (after-tax)	(1,915)	(1,915)	(1,915)
Less: Non-controlling Interest	(1,989)	(2,155)	(2,321)
Less: Debt (1)	(2,570)	(2,570)	(2,570)
Aggregate Equity Value	$84,737	$90,950	$97,874
Less: Value of Stock Options (3)	(2,412)	(3,022)	(3,748)
Less: Value of Warrants (3)	(94)	(122)	(154)
Common Equity Value	$82,231	$87,806	$93,973
Shares Issued and Outstanding (000's)	40,253	40,253	40,253
Resulting Implied Per Share Price	$2.04	$2.18	$2.33
Proposed Transaction		$2.82	

Implied Multiples (4)		Low	Mid	High
LTM 9/14 Revenue	$60,796	1.31x	1.41x	1.52x
2014 Revenue	62,066	1.28x	1.38x	1.49x
LTM 9/14 Adjusted EBITDA	$7,771	10.2x	11.0x	11.9x
2014 Adjusted EBITDA	9,575	8.3x	8.9x	9.7x
2015 Adjusted EBITDA	11,895	6.7x	7.2x	7.8x

(1) As of September 30, 2014.
(2) Present value of expected earn-out payments to Zxy shareholders.
(3) Valued at intrinsic value assuming vesting at change in control.
(4) FY 2013, LTM 9/14, and FY 2014 financials are pro forma for a full year impact of the Hego, WeatherOne and Zxy acquisitions.

Implied Per Share Value

- The Per Share Merger Consideration of $2.82 is above the implied valuation range of $2.04 to $2.33 per share, and represents a 4.1% premium to the Company's 11/14/2014 closing share price of $2.71.



Proposed Per Share Merger Consideration of $2.82
$2.71 CHYR Share Price 11/14/14
Discounted Cash Flow Analysis
$2.00
$2.32
Selected Public Company / M&A Transaction Analysis
$2.09
$2.35
Concluded Valuation Range
$2.04
$2.33
$1.50
$1.70
$1.90
$2.10
$2.30
$2.50
$2.70
$2.90

Appendix

1. Scope of Analysis

Scope of Analysis

In connection with this presentation, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its presentation included, but were not limited to, the items summarized below:

- Reviewed the following documents:
  - The Company's annual reports on Form 10-K, including the audited financial statements contained therein, filed with the Securities and Exchange Commission ("SEC") for the years ended December 31, 2010 through December 31, 2013;
  - The Company's unaudited financial statements for the quarter ended September 30, 2014 included in the Company's quarterly report on Form 10-Q for such quarter filed with the SEC which the Company's management identified as being the most current financial statements available;
  - Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to us by management of the Company;
  - Documents related to the Proposed Transaction, including the Agreement in the form of a draft dated November 17, 2014; the Rollover Agreements executed and delivered concurrently with the Agreement; and the Voting Agreement among Parent, Merger Sub and the signatories thereto in the form of a draft dated November 17, 2014; and
  - Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;
- Reviewed the historical trading price and trading volume of Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;
- Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and
- Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

2.

Assumptions, Qualifications and Limiting Conditions in our Opinion Letter

Assumptions

Our Opinion Letter would include the following assumptions:

- In performing its analyses with respect to the Proposed Transaction, Duff & Phelps, with the Company's consent:
  - Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;
  - Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
  - Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;
  - Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;
  - Assumed that the representations and warranties made in the Agreement are substantially accurate;
  - Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
  - Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading in any material respect;
  - Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and
  - Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any material adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of the Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Qualifications

Our Opinion would be qualified by the following:

- Duff & Phelps has prepared the Opinion effective as of the date hereof. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.
- Duff & Phelps did not evaluate the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.
- Duff & Phelps is not expressing any opinion as to the market price or value of the Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal or tax matter.
- In rendering the Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company's officers, directors, or employees, or any class of such persons, relative to the Per Share Merger Consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

Limiting Conditions

Our Opinion would include the following limiting conditions:

- The Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent.

- The Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. The letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

- The Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with the letter shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, Duff & Phelps' affiliate, Duff & Phelps Securities, LLC ("DPS"), and the Company dated July 25, 2014 (the "Engagement Letter"). The letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

3. Supplemental Information

Premiums Paid

Premiums Paid - U.S. Transactions

	Number of Transactions	Premium as a % of One-Day Prior to Announcement Date	One-Week Prior to Announcement Date	One-Month Prior to Announcement Date	One-Day Prior as a % of 52-Week High
Transactions Mean (Size: $50m - $500m)	159	39.5%	39.8%	42.0%	76.1%
Transactions Median (Size: $50m - $500m)		34.1%	33.2%	35.4%	81.1%
Technology Transactions Mean	32	42.3%	42.8%	41.0%	74.9%
Technology Transactions Median		42.5%	39.8%	37.6%	80.7%

Source: Capital IQ, transactions announced between November 11, 2011 and November 11, 2014

Stock Trading Analysis

- Limited visibility, marketability and liquidity in the public market
  - The Company has limited analyst/research coverage
  - Low trading volumes provide limited liquidity to investors
  - On-going public company costs and Sarbanes-Oxley compliance

ChyronHego Corp. - Analyst Coverage

Company Name	Analyst	Date of Report	Rating	Price Target
Dougherty & Company LLC	Frankel, Steven	9/30/2014	Buy	$4.00
Nobel Financial Group	Kupinski, Michael	8/12/2014	Buy	4.00

ChyronHego Corp. - Common Stock Overview

(in thousands, except per share data)

Stock Price as of November 14, 2014	$2.71
52-Week Average Closing Price	$2.46
52-Week High Closing Price	$3.70
52-Week Low Closing Price	$1.64
104-Week Average Closing Price	$1.88
104-Week High Closing Price	$3.70
104-Week Low Closing Price	$0.61
Total Shares Outstanding	40,253
Public Float Shares	20,682
Public Float %	51.4%
52-Week Average Trading Volume	72
52-Week Average Trading Volume / Public Float	0.3%
104-Week Average Trading Volume	49
104-Week Average Trading Volume / Public Float	0.2%

Source: Capital IQ, Bloomberg and SEC Filings.